FEB 2 4 2011
WASH, D.C.
200
SECTION

11016277

SECUR ... SION
Washington, D.C. 20549

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SEC MAIL RECEIVED
FEB 2 4 2011
WASH, D.C.
211
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREDICORP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 ALHAMBRA PLAZA
(No. and Street)

CORAL GABLES,	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA ELENA PEREZ — (786) 999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th floor, Miami, Fl 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREDICORP SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fernando Montero, director of Credicorp Securities, Inc. until April 2010, is the beneficiary of ABM Trust, which maintains an account at our Firm.

NANCY M BAYER
MY COMMISSION # EE010835
EXPIRES August 11, 2014
(407) 398-0153 FloridaNotaryService.com

[signature]
Notary Public

[signature]
Signature

Deputy General Manager / FinOp
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

We have audited the accompanying statements of financial condition of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) (the "Company") as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and accompanying information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and accompanying information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 3 to the financial statements, substantially all of the Company's revenues and a significant portion of its expenses are derived from transactions with related parties. Approximately 92% and 99% of the Company's revenues are derived from transactions with related parties for the years ended December 31, 2010 and 2009, respectively. Management believes the Company will have similar transactions with its related parties on a going forward basis.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 3, 2011

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2010	2009
Cash	$ 1,397,467	$ 2,960,299
Cash at clearing organization	249,665	297,956
Deposit with clearing organization	100,000	100,000
Investments owned, at fair market value	2,059,991	1,010,265
Furniture, equipment and leasehold improvements, net	62,174	95,198
Deferred tax asset	92,747	66,771
Prepaid expenses	4,782	9,096
Accrued commission revenue	30,053	16,887
Income taxes receivable	-	30,758
Other assets	51,021	16,024
TOTAL ASSETS	$ 4,047,900	$ 4,603,254
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 271,944	$ 181,392
Income taxes payable	183,992	-
Accrued expenses	140,766	184,839
TOTAL LIABILITIES	596,702	366,231
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
Retained earnings	1,951,198	2,737,023
TOTAL STOCKHOLDER'S EQUITY	3,451,198	4,237,023
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,047,900	$ 4,603,254

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2010	2009
REVENUES		
Commissions	$ 3,203,681	$ 2,232,718
Principal transactions	2,559,859	2,615,873
Investment advisory fees	-	465,745
Professional services fees	53,471	58,332
Interest income	91,656	63,912
TOTAL REVENUES	5,908,667	5,436,580
OPERATING EXPENSES		
Salaries and employee benefits	1,031,481	1,215,231
Clearing charges	954,527	559,591
Rent	225,991	222,515
Selling, general, and administrative	150,000	173,333
Communication expense	138,520	139,393
Professional service fees	74,142	97,202
Depreciation and amortization	35,398	37,894
Travel and entertainment	19,073	22,738
Interest	17,042	25,024
Insurance	13,511	14,005
Other operating expenses	121,408	53,930
TOTAL OPERATING EXPENSES	2,781,093	2,560,856
INCOME BEFORE INCOME TAX EXPENSE	3,127,574	2,875,724
INCOME TAX EXPENSE	1,176,376	1,082,218
NET INCOME	$ 1,951,198	$ 1,793,506

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCES, JANUARY 1, 2009	$ 1,000	$ 1,499,000	$ 943,517	$ 2,443,517
Net income	-	-	1,793,506	1,793,506
BALANCES, DECEMBER 31, 2009	1,000	1,499,000	2,737,023	4,237,023
Distributions	-	-	(2,737,023)	(2,737,023)
Net income	-	-	1,951,198	1,951,198
BALANCES, DECEMBER 31, 2010	$ 1,000	$ 1,499,000	$ 1,951,198	$ 3,451,198

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

		2010		2009
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	1,951,198	$	1,793,506
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		35,398		37,894
Deferred tax asset		(25,976)		(9,924)
(Increase) decrease in operating assets:				
Cash at clearing organization		48,291		(81,627)
Certificates of deposit		-		200,000
Investments owned, at fair market value		(1,049,726)		411,152
Prepaid expenses		4,314		(778)
Accrued commission revenue		(13,166)		381
Income taxes receivable		30,758		(30,758)
Other assets		(34,997)		3,124
Increase (decrease) in operating liabilities:				
Accounts payable		90,552		130,456
Income taxes payable		183,992		(128,427)
Accrued expenses		(44,073)		(43,035)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,176,565		2,281,964
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of furniture, equipment and leasehold improvements		(2,374)		-
CASH FLOWS FROM INVESTING ACTIVITIES				
Distributions to stockholder		(2,737,023)		-
NET (DECREASE) INCREASE IN CASH		(1,562,832)		2,281,964
CASH, BEGINNING OF YEAR		2,960,299		678,335
CASH, END OF YEAR	$	1,397,467	$	2,960,299

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Interest	$	17,042	$	25,024
Income taxes	$	992,384	$	991,324

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Credicorp Securities, Inc. (the "Company") was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc., a Florida corporation. The Company is a wholly-owned subsidiary of Credicorp Limited (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, and United States of America government securities. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through Pershing LLC ("Pershing").

Substantially all of the Company's revenues, approximately 92% and 99% for the years ended December 31, 2010 and 2009, respectively, and a significant portion of its expenses are derived from transactions with related parties (see NOTE 3). Management believes the Company will have similar transactions with its related parties on a going forward basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Marketable securities are valued at market value. Unrealized appreciation or depreciation is reflected in income currently.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 11. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2010 and 2009, the cash at clearing organization of $249,665 and $297,956, respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and operating expense, respectively.

Investment Advisory Fees and Professional Services Fees

The Company has agreements with an affiliate to provide professional and investment advisory services. These agreements provide for automatic renewals on an annual basis. Fees are recorded as earned by the Company at the time services are provided in accordance with the terms of the underlying agreements. The Company terminated the investment advisory and professional services agreement with its affiliate during July 2009 and November 2010, respectively.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2010 and 2009, and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Reclassifications

Certain amounts presented in the prior period have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

Subsequent Events

The Company has evaluated subsequent events through February 3, 2011, which is the date the financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

New Accounting Pronouncements

Fair Value Measurements

In April 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standard regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, which provides guidelines for making fair values measurements more consistent with the principles presented in existing accounting guidance regarding fair value. The guidance in this standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption is only permitted for entities which also elect to early adopt certain other accounting standards. The adoption of this standard did not have an impact on the Company's financial statements.

In September 2009, the FASB issued an accounting standard which amends existing guidance on fair value measurements and disclosures. The standard allows an entity to measure the fair value of an investment that has no readily determinable fair market value, on the basis of the net asset value per share as provided by the investee. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, with early adoption permitted. The adoption of this standard did not have an impact on the Company's financial statements.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued an accounting standard that clarifies and increases the disclosure requirements relating to fair value measurements. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for annual and interim periods ending after December 31, 2009. The accounting standard did not have an effect on the Company's financial statements.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2010	2009
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 6,461,310	$ 4,780,591
Commission rebates expense	1,003,059	629,131
Investment advisory fees	-	465,745
Clearing charges expense	925,560	551,878
Rent expense	225,991	222,515
Selling, general, and administrative	150,000	150,000
Professional services fees	53,471	58,332

Clearing charges are paid to a third party, Pershing; however, such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

The Company subleases office space from an affiliated company, Banco de Credito del Peru Miami Agency ("BCP"), therefore the related expense is included in rent expense above. Additionally, the Company entered into an expense sharing agreement with BCP for services performed by BCP on behalf of the Company including Human Resources and Management Information Systems services. The expense sharing agreement is flat monthly fee of $12,500 and is recorded in the caption selling, general and administrative expense in accompanying statements of income. The expense sharing agreement was renewed November 1, 2010 for one year.

3. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company is dependent on the continued operations and continued success of an affiliated company, which represents approximately 71% and 65% of the Company's total revenues for the years ended December 31, 2010 and 2009, respectively.

4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. INVESTMENTS OWNED, AT FAIR MARKET VALUE

Investments owned, at fair market value, consist of corporate bonds as of December 31:

	2010	2009
Corporate bonds	$ 2,059,991	$ 1,010,265

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2010	2009
Leasehold improvements	$ 302,204	$ 302,204
Furniture and office equipment	143,487	143,620
Computer equipment	47,541	47,146
Artwork	4,671	4,671
	497,903	497,641
Less accumulated depreciation and amortization	(435,729)	(402,443)
Furniture, equipment and leasehold improvements, net	$ 62,174	$ 95,198

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET (CONTINUED)

For the years ended December 31, 2010 and 2009, depreciation and amortization expense amounted to $35,398 and $37,894, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company subleases office space from an affiliated company, BCP. The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. There are no specified fixed rents, and the Company's rent expense may vary over the lease term based on the amount of space it occupies. Rent expense for all operating leases was $225,991 and $222,515 for the years ended December 31, 2010 and 2009, respectively, including taxes. The sublease agreement expires during April 2012. Based on the allocation of rent between BCP and the Company, the aggregate minimum lease payments under all operating leases and subleases as of December 31, 2010 would be approximately as follows:

Years ending December 31,	
2011	$ 204,000
2012	51,000
	$ 255,000

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

Income tax expense for the years ended December 31, 2010 and 2009 consists of the following:

	2010	2009
Current provision:		
Federal	$ 1,026,851	$ 932,763
State	175,501	159,379
	1,202,352	1,092,142
Deferred provision:		
Federal	(22,179)	(8,474)
State	(3,797)	(1,450)
	(25,976)	(9,924)
Income tax expense	$ 1,176,376	$ 1,082,218

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2010	2009
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 70,685	$ 62,574
Unrealized losses	22,062	4,197
	$ 92,747	$ 66,771

8. INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these criteria, management has concluded that it is more likely than not that the deferred tax asset will be realized.

Income tax expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2010	2009
Expected tax expense	$ 1,063,375	$ 977,446
State tax expense, net of Federal benefit	113,549	104,464
Permanent differences	169	530
Other	(717)	(222)
	$ 1,176,376	$ 1,082,218

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2007.

For the years ended December 31, 2010 and 2009, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

9. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The 401(K) plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $6,381 and $9,416 for the years ended December 31, 2010 and 2009, respectively.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010 and 2009, the Company had net capital of $3,178,199 and $3,998,971, which was $3,128,199 and $3,948,971, in excess of its required net capital of $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 and 0.09 to 1 as of December 31, 2010 and 2009, respectively.

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB ASC, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

11. FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (Continued)

- Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds. Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2010 and 2009, for each fair value hierarchy level.

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ 2,059,991	$ -	$ -	$ 2,059,991

11. FAIR VALUE MEASUREMENTS (CONTINUED)

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS (CONTINUED)

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ 1,010,265	$ -	$ -	$ 1,010,265

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2010 and 2009.

SUPPLEMENTARY INFORMATION

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 3,451,198
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	62,174
Deferred tax assets	92,747
Prepaid expenses	4,782
Other assets	51,021
	210,724
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	3,240,474
HAIRCUTS ON SECURITIES	62,275
NET CAPITAL	$ 3,178,199
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	**$ 3,128,199**
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS)	**$ 3,118,529**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	$ 596,702
TOTAL AGGREGATE INDEBTEDNESS	**$ 596,702**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.19 to 1**

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2010

NET CAPITAL PER COMPUTATION	$ 3,178,199
Adjustments	1
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART II FILING	$ 3,178,200

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2010

As of December 31, 2010 and during the year then ended, the Company did not have any subordinated borrowings.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholder of
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

In planning and performing our audit of the financial statements and accompanying information of Credicorp Securities, Inc. (A Wholly-Owned Subsidiary of Credicorp Limited) (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International
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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 3, 2011

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholder of
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Credicorp Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Credicorp Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Credicorp Securities, Inc.'s management is responsible for the Credicorp Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
8/25/2010	3355	SIPC	$6,213
1/27/2011	3479	SIPC	$5,983

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2010 to December 31, 2010, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 3, 2011

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

MBAF

MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS